C. Thomas Hopkins

+1 310 883 6417

thopkins@cooley.com

July 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Perry J. Hindin

Re:	Miramar Labs, Inc.

Schedule TO-T filed June 26, 2017

Filed by Sientra, Inc. et. Al File No. 5-90005

Ladies and Gentlemen:

On behalf of our clients Sientra, Inc. (“Parent”) and Desert Acquisition Corporation (“Purchaser” and together with Parent, the “Filing Persons”) we are hereby electronically filing via EDGAR with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “First Amendment”) to the Schedule TO-T, which was initially filed by the Filing Persons on June 27, 2017 (the “Schedule TO”).

The First Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 1, 2017 from Perry J. Hindin (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the First Amendment and one courtesy copy of this letter to Mr. Hindin. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Schedule TO-T filed June 26, 2017

1.

Comment: Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

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We believe that the contingent value rights (the “CVRs”) described in the Offer to Purchase are not “securities” that would require registration under the Securities Act of 1933 (the “Securities Act”), but instead represent contractual rights to receive specified payments upon the achievement of future net sales milestones of the miraDry® System as further described below. In prior Staff no-action letters, the Staff has not recommended enforcement action in connection with the issuance without registration under the Securities Act of contractual contingent payment rights possessing the same key characteristics as the CVRs. As noted in Forest Laboratories, Inc. (March 25, 2011), the Staff has consistently granted such no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

i.	“the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

ii.	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

iii.	the rights are non-transferable, except by operation of law or by will or intestacy;

iv.	the rights will not be evidenced by any form of certificate or instrument; and

v.	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.”

(Additionally, please see e.g., Lorimar, Inc. (November 4, 1985); Essex Communications Corp. (June 28, 1988); Slater Development Corp. (April 7, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

Staff No Action Letter Precedents

The Staff has established its position for not requiring registration of contractual contingent payment rights as “securities” in the precedents listed above and described in further detail below.

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For example, in Minnesota Mining and Manufacturing Company, supra, the Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of the company’s stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company. The Staff cited the following facts as being particularly relevant to its decision: the rights were an integral part of the consideration to be received in the merger; the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; the rights bore no stated rate of interest; the rights were not assignable or transferable except by operation of law; and the rights were not represented by any form of certificate or instrument.

A particularly relevant precedent is Genentech Clinical Partners, supra, where in partial consideration for an acquisition, the purchaser proposed to make certain contingent payments calculated as a percentage of the net revenue from future sales in the United States of products containing a certain ingredient. The Staff took a no-action position with respect to Genentech’s decision not to register the Genentech contingent payment rights under the Securities Act. The Commission stated that, in arriving at its position, it “particularly noted that the rights are an integral part of the consideration to be received by selling securityholders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc. or the Partnership.” These same characteristics apply to the CVRs proposed to be established in favor of tendering Miramar Labs, Inc. (“Miramar”) security holders.

Recent Transactions

The criteria established in the Genentech no-action letter and in the subsequent no-action letters noted above that followed Genentech are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of sales targets similar to those that determine payment under our CVRs.

In its October 2008 acquisition of Lev Pharmaceuticals, ViroPharma, Incorporated’s consideration consisted of an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two cash payments, payable upon the achievement of certain regulatory and commercial milestones. The

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first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a delineated time period.

In December 2008, Ligand Pharmaceuticals Incorporated acquired Pharmacopeia, Inc. In that acquisition, Ligand agreed to pay Pharmacopeia stockholders a specified amount of cash, shares of common stock of Ligand and a contingent value right entitling such Pharmacopeia stockholders to an aggregate cash payment of $15 million if Ligand entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program on or prior to December 31, 2011.

When Endo Pharmaceuticals Holdings Inc. purchased Indevus Pharmaceuticals, Inc. in March 2009, the merger consideration comprised an upfront cash payment and a non-transferable contingent value right to receive up to an additional $3.00 per share for certain milestones relating to Nebido, an Indevus product. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a specified type of label. The full amount of this payment would be payable either upon FDA approval without such label, or if the product was subject to such label, upon achievement of a certain sales target for the product. The second contingent payment would become payable if the FDA approved an additional specified product within a given time frame.

In Forest Laboratories’ April 2011 acquisition of Clinical Data, Forest agreed to pay Clinical Data shareholders $30.00 per share in cash plus grant contractual contingent rights to receive up to an additional $6.00 per share in cash payments contingent upon the achievement of certain commercial milestones related to future net sales of Viibryd or other products containing vilazadone hydrochloride within specified time periods.

Lastly, in Cubist Pharmaceuticals, Inc.’s September 2013 acquisition of Trius Therapeutics, Cubist agreed to pay Trius shareholders $13.50 per share in cash plus one non-transferrable contingent value right for each share which represented the contractual right to receive up to $2.00 per share upon the achievement of certain milestones. A holder of a contingent value right was entitled to a cash payment of $1.00 if net sales of certain products in 2016 were greater than $125 million plus an additional amount for each $1 million of net sales of certain products in 2016 that were in excess of $125 million, up to a maximum payment of $2.00 for each contingent value right then held by such holder.

The Contingent Value Rights

Each of the five factors listed above are applicable to the CVRs in this transaction. The Filing Persons structured the CVRs to comply with the Staff’s criteria. For each Share tendered

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in the Offer, a tendering security holder will receive a CVR which grants the right to receive a cash payment of $0.0147 per CVR if cumulative net sales of the miraDry® System after the Closing exceed $50,000,000 (“Milestone #1”), and another cash payment of $0.6911 per CVR if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000 (“Milestone #2”, and together with Milestone #1, the “Milestones”).

The CVRs are an integral part of the consideration to be received in the Offer and the Merger and will be granted pro-rata. They represent the right to payments in the manner delineated above. As stated in the Contingent Value Rights Agreement (the “CVR Agreement”) and the Offer to Purchase, the CVRs do not represent any equity or ownership interest in Parent or the Purchaser and do not have any voting or dividend rights. They also do not bear a stated rate of interest. The CVRs will not be transferable except under the following conditions: (a) upon death of a holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner to the extent allowable by the Depository Trust Company; and (e) pursuant to each CVR holders’ right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefore. The CVRs will not be evidenced by any form of certificate or instruments. Any amount ultimately paid to the CVR holders is not dependent on the operating results of the Filing Persons or Miramar but rather is dependent upon the achievement of Milestone #1 or Milestone #2, as applicable.

Based on the foregoing arguments presented, we respectfully submit that the CVRs do not qualify as “securities” required to be registered under the Securities Act.

2.

Comment: Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

Prompt Payment Provisions of Rule 14e-1(c)

We believe that the Offer complies with the prompt payment requirements of Rule 14e-1(c). Rule 14e-1(c) provides that “no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer”. As set forth in the Offer to Purchase and related Letter of Transmittal, the merger consideration consists of the right to

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receive $0.3149 per Share in cash (the “Cash Portion”) plus one CVR per Share, which represents the contractual right to receive a cash payment of up to $0.0147 per CVR if Milestone #1 is achieved and another cash payment of $0.6911 per CVR if Milestone #2 is achieved, as described in and under the conditions set forth in the CVR Agreement (the “CVR Portion” and together with the Cash Portion, the “Offer Price”). As described in the Offer to Purchase, Parent will accept for payment and pay the Offer Price for all Shares validly tendered and not validly withdrawn prior to the Expiration Time, promptly after the Expiration Time.

Since the CVRs are not deferred cash payments to Miramar stockholders but instead are contractual rights to receive cash payments if and only if the Milestones are achieved (in accordance with terms of the CVR Agreement), they will be paid in compliance with the prompt payment rule. Once Parent pays the Offer Price, accepts the Shares validly tendered and not validly withdrawn in the Offer and enters into the CVR Agreement with Computershare Trust Company, N.A. (the “Rights Agent”), the rights of holders of CVRs will be fixed under the CVR Agreement. The CVRs represent the binding obligations of Parent under the CVR Agreement, and holders of CVRs shall be entitled to enforce such obligations from and after the consummation of the Offer and pursuant to the terms of the CVR Agreement. Section 6.5 of the CVR Agreement explicitly states that the holders of CVRs are intended third party beneficiaries of the CVR Agreement. Section 6.4 of the CVR Agreement provides the following:

“Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.”

Additionally, per Section 6.6 of the CVR Agreement, the CVRs are governed by Delaware law. Under Delaware law, determination of third party beneficiary standing is dependent upon intent to benefit the third party. Please see, e.g., Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C-10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). In Global Energy, the court stated “[a] third party beneficiary may recover on a contract made for that third party’s benefit. The creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose.” See Global Energy Finance LLC, supra, at *25 (Del. Super. October 14, 2010). The Offer to Purchase, the CVR Agreement and the Merger Agreement evince a clear intent to make CVR holders intended beneficiaries of the CVR Agreement. The CVR Agreement satisfies the standard described in Global Energy and the other cases listed above.

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The Staff has consistently granted no action relief or has not objected to payment of consideration in a tender offer where such consideration includes a contractual right to receive a contingent cash payment upon the achievement of specified milestones in an agreed upon time period. For example, in Boston Scientific’s acquisition of Rubicon Medical Corporation (which involved a tender offer to acquire all outstanding shares of common stock of the company), Boston Scientific proposed to pay, in addition to an upfront cash payment for shares of common stock, an “Additional Payment” to tendering security holders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. Boston Scientific received a Commission comment letter raising similar concerns raised by the Staff in Comment Number 2. In its May 17, 2005 response letter, Boston Scientific wrote, “The component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering security holders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the security holder in compliance with Rule 14e-1(c).” Boston Scientific thereafter accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments upon the achievement of certain FDA approval related milestones. The CVR Portion of the Offer Price is substantially similar to the Additional Payments offered by Boston Scientific. Like the right to receive Additional Payments, the CVRs are the contractual right to receive cash if and only if certain milestones related to sales of the Product occur, with no further action required on the part of the holders. The CVRs will be granted at the same time the cash portion of the consideration is paid to tendering Miramar security holders. As a result, we espouse the same view expressed by Boston Scientific in its response letter to the Staff that the receipt by a tendering security holder, upon acceptance of his or her shares in a tender offer, of a contractual right to a contingent future payment is in compliance with the prompt payment standards of Rule 14e-1(c).

Furthermore, we maintain that structuring the total merger consideration into two components of an upfront cash payment and CVRs does not in any way contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979). Since Parent will promptly pay the “consideration” by (a) paying the Cash Portion and (b) entering into the CVR Agreement on or prior to the Offer Acceptance Time, securities tendered by Miramar security holders will not be “tied up” for an unreasonable length of time.

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Bearing all of this in mind, we submit that the offer satisfies the prompt payment requirements provided by Rule 14e-1(c).

Item 1004(a) of Regulation M-A

Regulation M-A Item 1004(a) requires that the bidder disclose the material terms of the transaction. Per Item 1(ii) of Regulation M-A Item 1004(a), such disclosure includes the amount and type of consideration being offered to security holders. This information is discussed at length throughout various sections of the Offer to Purchase. On the Cover Page, the amount of the Cash Portion and the existence of the CVRs are discussed. The CVRs are then described in further detail in the body of the Offer to Purchase. For example, on page 47 of the Offer to Purchase, under the paragraph titled “Contingent Value Rights Agreement”, we disclose the following information:

“Pursuant to the Merger Agreement, Parent intends to enter into the CVR Agreement with the Rights Agent governing the terms of the Milestone Payments. Each CVR represents the contingent right to receive the cash payments, without interest thereon and less any applicable withholding, with each payment conditioned upon the achievement of the applicable milestones as set forth below.

If ‘Net Sales’ of the ‘Product’ (each as defined below under) worldwide after the Closing exceed $50,000,000 (“Milestone #1”), then Parent will pay to each holder of a CVR $0.0147 per CVR.

If ‘Net Sales’ of the ‘Product’ worldwide after the Closing exceed $80,000,000 (“Milestone #2), then Parent will pay to each holder of a CVR $0.6911 per CVR.

“Net Sales” means the gross amount invoiced by or on behalf of Parent, any assignee, and each of their controlled affiliates, licensees and sublicensees (collectively, the “Selling Entity”) for the Product (as defined below) sold to third parties, less the Permitted Deductions (as defined below), all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other products commercialized by the Selling Entity, which shall be in accordance with United States generally accepted accounting principles, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees where such Affiliate or licensee is

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an end-user of, and does not further sell, the Product, Net Sales will be calculated on the value charged or invoiced to such Affiliate, licensee or sublicensee. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the fair market price of the Product in the jurisdiction of sale during the relevant period. The Net Sales calculation for Milestone #2 shall be inclusive of the any Net Sales counted in the determination of Milestone #1.

“Product” means (i) the product named and marketed on the date hereof as the miraDry® System including the console, handpiece and bioTip, including any improvements, modifications and derivatives thereto or therefrom; and (ii) any other product or system that is covered by a Valid Claim of a Patent included in Parent IP (as defined in the Merger Agreement); and (iii) any and all related repair or replacement parts, accessories, software, and services.

“Permitted Deductions” means the following deductions to the extent actually deducted by a Selling Entity from the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity with respect to the applicable sale of the Product: (i) ordinary course trade and quantity discounts actually allowed; (ii) amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically identifiable to the Product; (iii) chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of governmental entities; (iv) rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements; (v) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of governmental entities; (vi) deductions for uncollectible amounts on previously sold products following commercially reasonably attempts to collect such amounts (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a quarter, net of any recoveries of amounts previously written off as uncollectible from current or prior quarters); (vii) discounts pursuant to indigent patient programs and patient discount programs and coupon discounts; (viii) transportation, freight, postage, importation, shipping insurance and other handling expenses to the extent paid by a Selling Entity and not invoiced, paid or reimbursed by a third party purchaser; and (ix) required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution

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services to the Selling Entities. For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (i) through (ix) above, such item may not be deducted more than once.

The $0.0147 payable per CVR upon achievement of Milestone #1 (the “Milestone #1 Payment”) was calculated starting with an aggregate amount (for all CVR holders) of $7,000,000, from which the following will be deducted: (i) $4,615,566.06 in satisfaction of prior debt obligations of Miramar pursuant to the Note Amendment as described below, (ii) $2,235,821.50 for incurred royalties pursuant to a licensing agreement pursuant to the Foundry Amendment as described below, and $11,642.45 as key employee retention pursuant to the Retention Plan. The remaining $136,969.96 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #1 Payment per CVR.

The $0.6911 payable per CVR upon achievement of Milestone #2 (the “Milestone #2 Payment”) was calculated starting with an aggregate amount (for all CVR holders) of $7,000,000, from which $548,387.10 will be deducted as key employee retention pursuant to the Retention Plan. The remaining $6,451,612.90 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #2 Payment per CVR.”

3.

Comment: Please clarify your disclosure as to whether holders of the CVR Portion are beneficiaries of the CVR Agreement. Disclose the contractual rights the holders have against the Surviving Corporation, Sientra and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

We acknowledge this comment by the Staff, and we have accordingly revised the Offer to Purchase as follows:

The text under the heading “What is a CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph as the penultimate paragraph under such heading:

“Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of a majority of CVRs have the right to request an audit of Parent’s records for purposes of determining whether Milestone #1 and Milestone #2 have been met. In the event that a portion of the payment amount due to you remains undistributed six (6) months after delivery of the applicable milestone notice, your ability to enforce

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your rights under the CVR Agreement will be limited to the legal rights of a general unsecured creditor of Parent. Additionally, the CVR Agreement grants Parent the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent’s board of directors and the Rights Agent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, such provisions shall not materially adversely affect the interests of the CVR holders; and (iv) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than a majority of the outstanding CVRs.”

The text under the heading “Contingent Value Right Agreement” in Section 11 – “The Transaction Documents” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph before the current last paragraph under such heading:

“Section 6.4 of the CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Moreover, pursuant to Section 4.3 of the CVR Agreement, holders of a majority of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether a Milestone has been achieved. If such independent accountant concludes that a payment amount was properly due and that a payment amount should have been made, then Parent will be required to make payment of such payment amount plus interest, as applicable. However, the enforcement of the rights of the CVR holders is limited for certain purposes. For example, the CVR Agreement provides that with respect to any portion of applicable payment amounts that remains undistributed for a period of six months following the delivery of a milestone notice, CVR holders entitled to such payments may look only to Parent for such payments, but will be accorded no greater rights against Parent than general unsecured creditors of Parent under applicable law. Additionally, pursuant to Section 5.1 of the CVR Agreement, Parent is entitled to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent’s board of directors and the Rights Agent

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shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, such provisions shall not materially adversely affect the interests of the CVR holders; and (iv) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than a majority of the outstanding CVRs.”

4.

Comment: If the Cash Portion, which is the only consideration a security holder is assured of receiving, is at a discount to the market price of Miramar common stock on the last full day of trading before the public announcement of the terms of the offer, please prominently highlight this fact for security holders.

We respectfully acknowledge this comment by the Staff, and we have accordingly revised the Offer to Purchase as follows:

The second paragraph under the Cover Page of the Offer to Purchase, the provision entitled “Price Offered Per Share” in the Summary Term Sheet in the Offer to Purchase, the paragraph under the heading “How much are you offering to pay for my securities and what is the form of payment?” in the Summary Term Sheet of the Offer to Purchase, and the last paragraph under Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase have each been amended and supplemented to include the following sentence at the end of each such paragraph or provision:

“The Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing sales price of the Shares on the OTCQB Market on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

Additionally, the first paragraph under the heading “What is the market value of my Shares as of a recent date?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following new sentence at the end of such paragraph:

“Accordingly, the Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing with respect to the closing sales price of the Shares on the OTCQB Market of $1.40 on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

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5.	Comment: Please prominently disclose, if true, that payment of the CVR Portion is ultimately within the control of Purchaser.

The CVR Agreement will be entered into by Parent and the Rights Agent on or prior to the Offer Acceptance Time and will provide that the tendering security holders that become entitled to receive the milestone payments will be entitled to the benefit of and to enforce the CVR Agreement. The requirement to pay the milestone payments will constitute the enforceable contractual obligation of Parent. If the Milestones are met, Parent will be contractually obligated to make the payments under the CVR Agreement and will not have any discretion over the timing or amount of the payments to be made thereunder. Pursuant to the CVR Agreement, the CVR holders will be able to enforce Parent’s payment obligations if Parent does not deliver the funds required to pay the milestone payments to the Rights Agent within 45 days of following the attainment of a milestone or if any portion of the milestone payment has not been paid following the applicable payment date. Furthermore, pursuant to the audit rights in Section 4.3 of the CVR Agreement, holders of a majority of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether the Milestones have been achieved.

Section 6.11 of the form of CVR Agreement provides that Parent shall have sole discretion with regard to all matters relating to the sales of the Product, including marketing the Product, provided, however, that Parent shall not, directly or indirectly, take any actions intentionally or knowingly to avoid making any of the milestone payments under the CVR Agreement. This provision was included in the form CVR Agreement to clarify that neither Parent nor Purchaser will be subject to claims for breach of the CVR Agreement or for payments under the CVR Agreement if the Milestones are not met. There could be many reasons that the Milestones are not met, some of which could arguably be within Parent or Purchaser’s control, but others would be entirely outside it. The disclaimer of efforts in no way limits the enforceability of the CVR Agreement or the obligations of Parent if the Milestones are met.

In response to the Staff’s comment, the text under the heading “What is a CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase as well as the text under the heading “Contingent Value Right Agreement” in Section 11 – “The Transaction Documents” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current last paragraph under such headings:

“Under the terms of the CVR Agreement, Parent shall have sole discretion with regard to all matters relating to the sales of the Product, including marketing the Product. Whether Milestone #1 or Milestone #2 are met will depend on many factors, some within the control of Parent and Purchaser and others outside the control of Parent and Purchaser.”

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United States Securities

and Exchange Commission

Page Fourteen

6.

Comment: Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A. If you believe such disclosures are not required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, please revise to disclose that (i) the bidders’ financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments; (ii) holders of the rights to receive payments have no greater rights than those accorded to general unsecured creditors under applicable law; (iii) the rights would be effectively subordinated in right of payment to all of the bidders’ secured obligations to the extent of the collateral securing such obligations; and (iv) the rights would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the parent’s subsidiaries. Please also disclose the possible effects of a bankruptcy filing on your payment obligations.

Item 1010(a)-(b) of Regulation MA dictates that bidder financial information be disclosed when such information is material. Given the manner in which the Offer is structured, we do not believe that the Filing Persons’ financial statements are material to the decision of Miramar security holders to participate in the Offer and therefore, such financial statements do not need to be disclosed in the Schedule TO.

Instruction 1 to Item 10 explains “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the Commission stated that there are several factors that should be considered in determining whether bidder financial statements are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.”

Since Parent has, and the Purchaser through Parent will have, sufficient financial resources to pay the Cash Portion and the Milestone Payments, we respectfully submit that Parent’s financial condition is not material to the decision of security holders to tender their securities in the Offer and that Parent’s ability to finance the transaction is not uncertain for the following reasons:

●	the consummation of the Offer is not subject to any financing condition;

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United States Securities

and Exchange Commission

Page Fifteen

●

as noted on page 6 of the Offer to Purchase, Purchaser estimates that the total amount of funds required to purchase all outstanding securities of Miramar and to completed the Transactions, including the payment of fees and expenses in connection with the Offer and accounting for payment of the Milestones, will be approximately $36.5 million; and

●

with cash and cash equivalents of $58.8 million as of March 31, 2017 (as disclosed in Parent’s most recent Quarterly Report on Form 10-Q), and not taking into account other sources of liquidity accessible to Parent under current or planned financing arrangements, Parent has liquid current assets, net of liabilities, well in excess of the amount required to pay the Cash Potion offered to tendering security holders in the Offer and related fees and expenses, as well as the Milestone Payments.

Considering the foregoing, we respectfully submit that the financial condition of the Filing Person’s is not material to a security holder’s decision to tender its securities in the Offer.

In response to the Staff’s comment, the first paragraph under the heading “Is your financial condition relevant to my decision to tender in the Offer?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following sentence at the end of such paragraph:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

●	Parent’s future financial condition could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs;

●	holders of CVRs will have no greater rights against Parent than those accorded to general unsecured creditors under applicable law;

●	the CVRs will be effectively subordinated in right of payment to all of Parent’s secured obligations to the extent of the collateral securing such obligations;

●	the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s subsidiaries; and

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United States Securities

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Page Sixteen

●	the filing of a bankruptcy petition by, or on behalf of, Parent may prevent Parent from making some or all payments that become payable with respect to the CVRs.”

Section 9 – “Source and Amount of Funds” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current first paragraph under such heading:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the fact that Parent’s future financial condition could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs. Furthermore, you should also consider the fact that: (1) holders of CVRs will have no greater rights against Parent than those accorded to general unsecured creditors under applicable law; (2) the CVRs will be effectively subordinated in right of payment to all of Parent’s secured obligations to the extent of the collateral securing such obligations; (3) the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s subsidiaries; and (4) the filing of a bankruptcy petition by, or on behalf of, Parent, may prevent Parent from making some or all payments that become payable with respect to the CVRs.”

7.	Comment: Please quantify the number of shares constituting the minimum tender condition.

In response to the Staff’s comment, in the seventh paragraph of the Introduction of the Offer to Purchase we disclose the following information:

“According to Miramar, as of the close of business on June 6, 2017, (i) 9,334,857 Shares were issued and outstanding, (ii) there were outstanding Miramar Options to purchase 1,374,686 Shares, and (iii) there were outstanding Miramar Warrants to purchase 83,319 Shares. Accordingly, assuming that no Miramar Options and no Miramar Warrants are exercised prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 4,667,429 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.”

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United States Securities

and Exchange Commission

Page Seventeen

8.

Comment: We note the disclosure in the second paragraph of page 55 relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

The Filing Persons confirm their understanding that: (1) if a condition of the Offer is triggered and the Filing Persons decide to proceed with the Offer anyway, this decision is considered a waiver of the triggered condition(s), and the Filing Persons may need to disclose such information to the security holders and extend the Offer depending on the number of the days remaining in the Offer, and (2) if a condition of the Offer is triggered by events that occur during the offer period and before the Expiration Date, the Filing Persons shall inform the security holders how it intends to proceed promptly and not wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon the Expiration Date.

*******

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United States Securities

and Exchange Commission

Page Eighteen

The Filings Persons respectfully request the Staff’s assistance in completing the review of the Schedule TO and the First Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (310) 883-6417 or Robert Phillips at (415) 693-2020 with any comments or questions regarding the First Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ C. Thomas Hopkins
C. Thomas Hopkins, Esq.

cc:	Sientra, Inc

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

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